FORM SB-2
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

		OmniComm Systems, Inc.
(Name of small business issuer in its charter)

		 Delaware					11-3349762
   (State of incorporation)			(IRS employer Ident. No.)
___________________________________________________
(Primary Standard Industrial Classification Code No.)

3250 Mary Street, Suite 402, Miami, Fl.   	  33133
		(Address of principal office)  		(Zip Code)

Issuer's telephone number: (305) 448-4700
____________________________

Cornelis Wit, Chief Executive Officer
OmniComm Systems, Inc.
3250 Mary Street, Suite 402
Miami, Florida 33133
(305) 448-4700
(Name and address of agent of service)
__________________


If this Form is filed to register additional securities for an offering pursuan to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

If this Form is a post effective amendment flied pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

If this Form is a post effective amendment flied pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]










CALCULATION OF REGISTRATION FEE



(1)Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average high and low sales prices of the Registrant's Common Stock on the NASDAQ Electronic Bulletin Board on July 7, 2000, for OMCM.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said
Section 8(a), may determine.








































PROSPECTUS
4,883,497 Shares

OMNICOMM SYSTEMS, INC.
Common Stock
----------------------

This prospectus ("Prospectus") covers the resale of certain shares ("Shares") of common stock, $.001 par value per share (the "Common Stock") of OmniComm Systems, Inc. ("OmniComm" or the "Company") held or acquirable by certain persons ("Selling Security Holders") named in this Prospectus. The Company will not receive any of the proceeds from the sale of the Shares. The Shares covered hereby include (i)shares of Common Stock that are issuable upon conversion of previously-issued shares of Series A Convertible Preferred Stock (the "Series A Preferred"),(ii) shares of Common Stock that are issuable upon conversion of the 10% Convertible Notes, (iii) shares of Common Stock issuable upon the exercise of certain warrants, and (iv) Common Stock, held by certain Selling Security Holders (the "Series A Holders", "Convertible Note Holders", "Warrant Holders", and "Common Holders").

Except for the total number of shares to which this Prospectus relates as set forth above, references in this Prospectus to the "number of Shares covered by this Prospectus," or similar statements, and information in this Prospectus regarding the number of Shares issuable to or held by the Selling Security Holders and percentage information relating to the Shares of the outstanding capital stock of the Company, are based upon the conversion ratio set forth in the instruments establishing the rights of the Series A Preferred holders and Convertible Note holder, and the exercise of all the warrants by the Warrant Holders and registration of all the common stock held by the Common Holders and assume that a total of 4,883,497 Shares are issued. See "Selling Security Holders," "Plan of Distribution" and "Description of Capital Stock." The Shares offered hereby represent approximately 97% of the Company's currently outstanding Common Stock. The Shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). No underwriting discounts, commissions or expenses are payable or applicable in connection with the sale of such Shares by the Selling Security Holders. The Common Stock of the Company is quoted on the National Association of Securities Dealers, Inc. (the "NASD") OTC Bulletin Board under the symbol "OMCM". The Shares offered hereby will be sold from time to time at the then prevailing market prices, at prices relating to prevailing market prices or at negotiated prices. On July 7, 2000, the last reported sale price of the Common Stock on the OTC Bulletin Board was $____ per share. This Prospectus may be used by the Selling Security Holders or any broker-dealer who may participate in sales of the Common Stock covered hereby.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE
AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
BEGINNING ON PAGE __ OF THIS PROSPECTUS.
-------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED
OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
 HAS THE COMMISSION OR ANY STATE COMMISSION
PASSED ON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------

The date of this Prospectus is July __, 2000.

OmniComm Systems, Inc.
Table of Contents

Form SB-2									Location in
Item No.		Item Caption					Prospectus

1	Front of Registration Statement and Outside	Front
Cover of Prospectus

2	Inside Front and Outside Back Cover Pages of
Prospectus

3	Summary Information and Risk Factors

4	Use of Proceeds

5	Determination of Offering Price

6	Dilution

7	Selling Security Holders

8	Plan of Distribution

9	Legal Proceedings

10	Directors, Executive Officers, Promoters and
	Control Persons

11	Security Ownership of Certain Beneficial Owners
	and Management

12 	Description of Securities

13	Interest of Named Experts and Counsel

14	Disclosure of Commission Position on Indemnification
for Securities Act Liabilities

15	Organization Within Last Five Years

16	Description of Business

17	Management's Discussion and Analysis or Plan of Operation

18	Description of Property

19	Certain Relationships and Related Transactions

20	Market for Common Equity and Related Stockholder	Matters

21	Executive Compensation

22	Financial Statements

23	Changes In and Disagreements With Accountants on Accounting
and Financial Disclosure




SIGNATURES

	In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Miami, State of Florida on July 10, 2000.

OmniComm Systems, Inc.
(Registrant)

By:	/s/ Cornelis F. Wit
Name:  Cornelis F. Wit
Title:	Chief Executive Officer and Director

	In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

By:	/s/Cornelis F. Wit
Title:	Chief Executive Officer and Director
Date:	July 10, 2000

By:	/s/Ronald T. Linares
Title:	Chief Financial and Accounting Officer
Date:	July 10, 2000

By:	/s/Randall G. Smith
Title:	President and Director
Date:	July 10, 2000

By:	/s/ Guus Van Kesteren
Title:	Director
Date:	July 10, 2000

By:	/s/ Peter S. Knezevich
Title:	Director
Date:	July 10, 2000













SUMMARY INFORMATION

OmniComm Systems, Inc. (the "Company" or "OmniComm") is positioned to take advantage of and leverage the burgeoning growth in the pharmaceutical, biotech and medical device industry. TrialMaster(tm) and WebIPA(tm) are Internet based approaches that upgrade and integrate the significant components of the clinical trial process - trial management and doctor/patient recruitment - into a seamless connection between industry, doctors, and patients.

The amount of money and time spent on the current clinical trial model is staggering. The following points are illustrative of the dynamics:

* It costs $600,000,000 to bring a drug to market
* 50% of clinical trials are delayed due to a lack of patients
* For every day Viagra was in clinical trials Pfizer lost $5,000,000 a day
* In the United States only 8% of the doctors and 5% of the eligible patients are involved in clinical trial

The critical component in bringing a drug or medical device to market is the process by which approval is sought to market the drug or device - a clinical trial. The current clinical trial model is a business process that is antiquated and fails to access the considerable resources available such as doctors and patients who are critical resources for a successful clinical trial.

TrialMaster(tm) is a web-based application that manages the clinical trial process including real time data collection and monitoring. It is expected that by implementing TrialMaster(tm) industry will realize cost efficiencies by improving data quality and integrity and shortening time to market.

WebIPA is a destination site where doctors/patients and industry converge to benefit from each other's respective needs:

* Industry: The infrastructure for conducting clinical trials has not kept pace with the demands for growth in the industry.
* Doctors: Doctors are seeking ways to more efficiently conduct their practice or leverage skills and interests into an increase in revenue.
* Patients: Patients who are ill are seeking new therapies and drugs.

OmniComm will derive revenue from sponsors of clinical trials who utilize TrialMaster(tm) to manage their trial and who access OmniComm's "Internet Trial Ready" network of sites and patients.






RISKS RELATED TO OUR BUSINESS MODEL

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

     Although we were incorporated in 1997, we did not initiate our Internet operations until August 1998. As a result, we have only a limited operating history on which you can base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets like ours. Our failure to successfully address these risks and uncertainties could have a material adverse effect on our financial condition. Some of these risks and uncertainties relate to our ability to:

- attract and maintain a base of end users;

- develop our infrastructure, including additional hardware and software,

- provide customer support, personnel and facilities, to support our business;

- develop and introduce desirable services;

- establish and maintain strategic relationships with distribution partners;

- establish and maintain relationships with industry ;
and

- respond effectively to competitive and technological developments.

WE ARE COMPETING IN A NEW MARKET WHICH MAY NOT DEVELOP OR IN WHICH WE MAY FAIL TO GAIN MARKET ACCEPTANCE.

     The market for our business model in the healthcare industry is new and rapidly evolving. As a result, uncertainty as to the level of demand and market acceptance exposes us to a high degree of risk. We cannot assure you that the healthcare community will accept electronic data collection or utilizing the web to enhance doctor and patient participation in the clinical trial industry. If the market for electronic data collection or utilizing the web to enhance doctor and patient participation in the clinical trial fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our services do not achieve or sustain market acceptance, our business will suffer.

FAILURE TO EFFECTIVELY MANAGE GROWTH OF OUR OPERATIONS AND INFRASTRUCTURE COULD DISRUPT OUR OPERATIONS AND PREVENT US FROM GENERATING THE REVENUES WE EXPECT.

     We currently are experiencing a period of expansion in the development of online clinical trials utilizing the TrialMaster(tm) system. To manage our growth, we must successfully implement, constantly improve and effectively utilize our operational and financial systems while aggressively expanding our workforce. We must also maintain and strengthen the breadth and depth of our current strategic relationships while rapidly developing new relationships. Our existing or planned operational and financial systems may not be sufficient to support our growth, and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If we do not adequately manage our potential growth, our business will suffer.

WE MAY BE UNABLE TO MAINTAIN OUR EXISTING RELATIONSHIPS WITH OUR DISTRIBUTION PARTNERS OR TO BUILD NEW RELATIONSHIPS WITH OTHER DISTRIBUTION PARTNERS.

     If we are not successful in developing and enhancing our relationships with end users of our services, we could become less competitive and revenues may not occur. We formed our existing relationships recently, and end users may not view their relationships with us as significant to the success of their business. As a result, they may reassess their commitment to us or decide to compete directly with us in the future. We generally do not have agreements that prohibit our distribution partners from competing against us directly or from contracting with our competitors.

WE MAY BE UNABLE TO IMPLEMENT OUR ACQUISITION GROWTH STRATEGY, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND COMPETITIVE POSITION IN THE INDUSTRY.

     Our business strategy includes increasing our market share and presence through strategic acquisitions that complement or enhance our business. We do not have substantial experience in completing and integrating large acquisitions or multiple simultaneous acquisitions. In addition, we do not have experience operating multiple remote offices. We may have difficulty integrating the operations and realizing the results of these recently completed acquisitions. We may not be able to identify, complete, integrate the operations or realize the anticipated results of future acquisitions. Some of the risks that we may encounter in implementing our acquisition growth strategy include:

- expenses associated with and difficulties in identifying potential targets and the costs associated with acquisitions that are not completed;

- expenses, delays and difficulties of integrating the acquired company into our existing organization;

- diversion of management's attention from other business matters;

- expenses of amortizing the acquired company's intangible assets;

- adverse impact on our financial condition due to the timing of the acquisition; and

     If any of these risks are realized, our business could suffer.

OUR FUTURE SUCCESS DEPENDS ON REVENUES FROM CLINICAL TRIAL PARTICIPANTS AND THE ACCEPTANCE AND EFFECTIVENESS OF ONLINE CLINICAL TRIALS IS UNCERTAIN.

     We plan to derive revenues from industry such as pharmaceutical, medical device, and biotech companies. The market for our services on the Internet is new and rapidly evolving. Industry has limited or no experience with Internet based clinical trials, and may ultimately conclude that Internet based clinical trials are not effective relative to traditional clinical trial models. As a result, the market for Internet based clinical trials may not continue to emerge or become sustainable. This makes it difficult to project our future revenues. If the market for Internet based clinical trials fails to develop or develops more slowly than we expect, our business will suffer.

WITHOUT THE CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET AND THE AVAILABILITY OF INCREASED BANDWIDTH, OUR BUSINESS MAY NOT SUCCEED.

     Given the online nature of our business, without the continued development and maintenance of the Internet infrastructure, we could fail to meet our overall strategic objectives and ultimately fail to generate the revenues we expect. This continued development of the Internet includes maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products for providing reliable Internet access and services. Because commerce on the Internet and the online exchange of information is new and evolving, we cannot predict whether the Internet will prove to be a viable commercial marketplace in the long term.

     The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may impair the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage.

FINANCIAL RISKS

WE MAY NOT BE ABLE TO FORECAST OUR REVENUES ACCURATELY BECAUSE WE HAVE A LIMITED OPERATING HISTORY.

     As a result of our limited operating history, we do not have historical financial data for a significant number of periods upon which to forecast quarterly revenues and results of operations. We believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicators of future performance. In addition, our operating results may vary substantially. The actual effect of these factors on the price of our stock, however, will be difficult to assess due to our limited operating history. In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors, and the trading price of our common stock may decline.

WE EXPECT NET LOSSES IN THE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY, WHICH MAY CAUSE OUR STOCK PRICE TO FALL.

     In 1999, we had net loss of approximately $2,341,237. We expect net losses and negative cash flow for the foreseeable future and significant increases in our operating expenses over the next several years. With increased expenses, we will need to generate significant additional revenues in order to achieve profitability. As a result, we may never achieve or sustain profitability and, if we do achieve profitability in any period, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE MAY NOT BE ABLE TO MEET OUR STRATEGIC BUSINESS OBJECTIVES UNLESS WE OBTAIN ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE TO US ON FAVORABLE TERMS OR AT ALL.

  	The Company will need to raise additional funds to meet operational needs and to fund its strategic business objectives. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of available opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, and these securities may have rights, preferences or privileges senior to those of our shareholders.

RISKS RELATED TO SALES, MARKETING AND COMPETITION

WE EXPECT COMPETITION TO INCREASE SIGNIFICANTLY IN THE FUTURE THAT COULD REDUCE OUR REVENUES, POTENTIAL PROFITS AND OVERALL MARKET SHARE.

     The market for Internet based clinical trials is competitive. Barriers to entry on the Internet are relatively low, and we expect competition to increase significantly in the future. We face competitive pressures from numerous actual and potential competitors, both online and offline, many of which have longer operating histories, greater brand name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. We cannot assure you that the Internet based clinical trials maintained by our existing and potential competitors will not be perceived by the healthcare community as being superior to ours.

RISKS RELATED TO OPERATIONS

WE MAY BE UNABLE TO ADEQUATELY DEVELOP OUR SYSTEMS, PROCESSES AND SUPPORT IN A MANNER THAT WILL ENABLE US TO MEET THE DEMAND FOR OUR SERVICES.

     We have just recently initiated our online operations and are developing our ability to provide our TrialMaster(tm) on a transactional basis over the Internet as an Application Service Provider. Our future success will depend on our ability to develop effectively the infrastructure, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for our services. In the event we are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

OUR BUSINESS OPERATIONS COULD BE SIGNIFICANTLY DISRUPTED IF WE LOSE MEMBERS OF, OR FAIL TO INTEGRATE, OUR MANAGEMENT TEAM.

     Our future performance will be substantially dependent on the continued services of our management team and our ability to retain and motivate them. The loss of the services of any of our officers or senior managers could harm our business, as we may not be able to find suitable replacements.

WE MAY NOT BE ABLE TO HIRE AND RETAIN A SUFFICIENT NUMBER OF QUALIFIED EMPLOYEES AND, AS A RESULT, WE MAY NOT BE ABLE TO GROW AS WE EXPECT OR MAINTAIN THE QUALITY OF OUR SERVICES.

     Our future success will depend on our ability to attract, train, retain and motivate other highly skilled technical, managerial, marketing and customer support personnel. Competition for these personnel is intense, especially for engineers and programmers, and we may be unable to successfully attract sufficiently qualified personnel. We have experienced difficulty in the past hiring qualified personnel in a timely manner for these positions. The pool of qualified technical personnel, in particular, is limited in Miami, Florida, which is where our headquarters are located. We will need to increase the size of our staff to support our anticipated growth, without compromising the quality of our offerings or customer service. Our inability to locate, hire, integrate and retain qualified personnel in sufficient numbers may reduce the quality of our services.

RISKS RELATED TO GOVERNMENT REGULATION, CONTENT AND INTELLECTUAL PROPERTY

GOVERNMENT REGULATION MAY REQUIRE US TO CHANGE THE WAY WE DO BUSINESS.

     The laws and regulations that govern our business change rapidly. The United States government and the governments of states and foreign countries have attempted to regulate activities on the Internet. Evolving areas of law that are relevant to our business include privacy laws and proposed encryption laws. More specifically, the Food and Drug Administration has been active in looking at and developing regulatory guidance in the area of Internet based clinical trials. Because of this rapidly evolving and uncertain regulatory environment, we cannot predict how these laws and regulations might affect our business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, AND WE MAY BE LIABLE FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     Our business could be harmed if unauthorized parties infringe upon or misappropriate our proprietary systems, content, services or other information. Our efforts to protect our intellectual property through copyright, trademarks and other controls may not be adequate. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others, which could be time consuming and costly. Intellectual property infringement claims could be made against us as the number of our competitors grows. These claims, even if not meritorious, could be expensive to defend and could divert our attention from operating our company. In addition, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and develop comparable non-infringing intellectual property, to obtain a license or to cease providing the content or services that contain the infringing intellectual property. We may be unable to develop non-infringing intellectual property or obtain a license on commercially reasonable terms, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of the Securities. The Selling Security Holders will receive all of the proceeds. See "Selling Security Holders".

SELLING SECURITY HOLDERS

	The Series A Preferred, Convertible Note, Warrant, and Common Stock Selling Security Shareholders are individuals and companies. The registration statement of which this Prospectus is a part is being filed, and the Shares offered hereby are included herein, pursuant to registration rights as provided for in the subscription agreements entered into between the Company and the Selling Security Holders (collectively, the "Registration Rights"). Due to the uncertainty as to how many of the Selling Security Holders will convert either the Series A Preferred or Convertible Notes or exercise the Warrants, the Company is unable to determine the exact number of Shares that will actually be sold pursuant to this Prospectus. The maximum numbers of Shares that the Selling Security Holders will be able to convert, exercise, or register which are subject to this registration statement are 4,883,497 Shares of the Company.

The Series A Preferred Holders

	The Selling Security Holders identified in the table below as "Series A Preferred Holders" acquired an aggregate of 4,313,500 shares of the Series A Preferred in a private placement transaction. Upon conversion, each share of the Series A Preferred is convertible into .67 of a share of Common Stock. Accordingly, if all Series A Preferred Holders decide to convert the Company would issue 2,875,665 common shares.

Registration Rights - Series A Preferred Holders

Pursuant to the terms and conditions of the subscription agreement for the Series A Preferred, a majority of the Series A Preferred Holders may request registration of the underlying common shares after the sixth (6) month following the closing of the offering of the Series A Preferred. Pursuant to the terms and conditions of the subscription agreement for the Series A Preferred, upon such a request, the Company will: (a) promptly give written notice of the proposed registration, qualification or compliance to all other Holders; (b) as soon as practicable, use its best efforts to effect such registration (including, without limitation, appropriate qualification under applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within 20 days after receipt of such written notice from the Company; and, (c) set forth in the written notice the number of Registrable Securities each Holder may include in such registration. The total number of Registrable Shares to be included shall be determined as a percentage of the number of Registrable Shares issuable upon conversion of the Preferred Shares beneficially owned by the Holder and the total number of shares issued and outstanding.

The Convertible Note Holders

	The Selling Security Holders identified in the table below as "Convertible Note Holders" invested an aggregate of $862,500 in a private placement transaction. Upon conversion, each $1.25 is equal to one share of Common Stock. Accordingly, if all Convertible Note Holders decide to convert the Company would issue 690,000 common shares.

Registration Rights - Convertible Note Holders

Pursuant to the terms and conditions of the subscription agreement for the Convertible Note, if at any time or from time to time the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders, other than a registration relating solely to employee benefit plans or a registration relating solely to a Commission Rule transaction, the Company will: promptly give to each Holder written notice thereof; include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 20 days after receipt of such written notice from the Company, by any Shareholder; and,set forth in the written notice the number of Registrable Securities each Shareholder may include in each such registration. The total number of Registrable Shares to be included shall be determined as a percentage of the number of Registrable Shares beneficially owned by the Shareholder and the total number of shares issued and outstanding.

Warrant Holders

The Selling Security Holders identified in the table below as "Warrant Holders" acquired warrants to purchase an aggregate of 112,500 shares of common stock.

Registration Rights - Warrant Holders

Pursuant to the terms and conditions of the warrant agreement, if at any time or from time to time the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders, other than a registration relating solely to employee benefit plans or a registration relating solely to a Commission Rule transaction, the Company will: promptly give to each Holder written notice thereof; include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 20 days after receipt of such written notice from the Company, by any Shareholder; and, set forth in the written notice the number of Registrable Securities each Shareholder may include in each such registration.

	The following tables identifies each Selling Security Holder based upon information provided to the Company, set forth as of July 7, 2000, with respect to the Shares beneficially held by or acquirable by, as the case may be, each Selling Security Holder and the shares of Common Stock beneficially owned by the Selling Security Holder which are not covered by this Prospectus. No Selling Security Holder has had any position, office or other material relationship with the Company within the past three years. The percentage figures reflected in the table assume conversion of all shares of: Series A Preferred into 2,875,665 shares of Common Stock and Convertible Notes into 690,000 shares of Common Stock.

Selling Security Holders - Series A Preferred Holders

             				       Amount to		 Amount Owned Before Percentage Owned
Name				                Be Offered		The Offering	       After the Offering

Jaap Hoff			            200,000		   185,857			          4.41%
Everest Investment	     266,667		   150,000			          4.77%
Onno Schamhart		        33,333      0				               *
Financial Trading
	& Consultancy	         100,000		   0				               1.14%
Ad Klinkenberg		        133,333	   	0		               		1.53%
Keijser and Co		        66,667     	0                   *
De Heer Dreesens.		     133,333		   0				               1.53%
Steve Yeung			          66,667		    0               				*
Jan Willem van den
Dorpel			               133,333		   0               				1.53%
Denison Smith		         30,000		    0	               			*
Apple Wouters		         33,333		    0		               		*
Leonard Epstein		       33,333		    0			               	*
Michiel Scholten		      83,333		    0				               *
M.Visser			             133,333		   0				               1.53%
Alvin Stroyny		         33,333		    0				               *
NathanJacobson		        100,000		   0				               1.14%
Guy Vercanteren		       33,333	    	0	               			*
Abdel Karim Badr		      46,667		    0               				*
Guy Brisette		          60,000		    0				               *
Peter van Kesteren	     8,333			    0		               		*
Harvey Babbitt		        30,000		    0               				*
Robert A. Wolfe		       30,000		    0               				*
Peter Marchisello		     13,333    		0               				*
Mary Jo Marchisello	    16,667    		0	               			*
Mary Jo Marchisello	    30,000    		0               				*
Bert van Deun		         100,000   		0               				1.14%
Max Power		            	33,333		    0	               			*
Pieter Versteeg		       66,667	    	0               				*
Randall Smith		         15,000    		0               				*
Eric B.Sivertsen		      15,000	    	0               				*
Frido van Kesteren	     30,000    		0               				*
Carlos Muhletaler	     	30,000		    0               				*
Marianne Creyf-
		Theeboom	             73,333		    0	               			*
van Moer Santerre
	Luxembourg	           	166,667		   0			               	1.91%
Profrigo SA NV		        400,000   		0                   4.58%
Lawrence Terry		        30,667    		0               				*
Banque Meespierson     	66,667	    	0               				*

Selling Security Holders - Convertible Note Holders

                  				Amount to		 Amount Owned Before  Percentage Owned
Name				              Be Offered		The Offering	        After the Offering

Bert Amador			        20,000		      0	               			*
Debabrata Chakrabarty
		IRA		               20,000		      0               				*
Andrew&Marilyn Edson
		Trustee	            20,000		      0               				*
Michael Ettinger		    30,000	      	0	               			*
Eva D. Glass		        10,000		      0               				*
Claude Haussman		     10,000		      0               				*
Charlotte Harowitz	   60,000	      	0		               		*
Clifford Jacobson		   40,000		      0               				*
Harvey Jacobson		     10,000        0               				*
Ronald Kassover		     20,000	      	0               				*
Harvey Manes		        20,000	      	0		               		*
Abraham Masliansky	   40,000		      0		               		*
Richard B. Montanye	  20,000	      	0				               *
Modern Technology Corp80,000      		0	               			*
Rachel Nevitt	       	20,000		      0		               		*
Thomas & Rose Perretta20,000      		0		               		*
Joseph H. Popolow IRA	10,000		      0               				*
Khal Racfert		        40,000      		0               				*
Elliot& Arlene
Schwartz	             20,000		      0               				*
Elliot Schwartz		     30,000		      0               				*
Jacob & Yosepha
Solomon	              10,000	      	0	               			*
Paul Sullivan	       	10,000		      0               				*
Martin Troll		        20,000		      0               				*
Else Wolfermann		     40,000		      0               				*
Louis & Irene Katz	   20,000		      0               				*
Henk Kos			           10,000		      0	               			*
Cees Baas			          20,000		      0               				*
Kleanthi Xenopoulos	  20,000		      0                			*

Warrant Holders

		                  		Amount to		   Amount Owned Before Percentage Owned
Name				              Be Offered		  The Offering	       After the Offering

Wesley Pritchett		    20,000      		0               				*
Andy Fiske			         40,000		      0               				*
Noesis, N.V.		        20,000		      0               				*
Linda Grable		        35,000		      0               				*
First Stanford
	Investments	        	20,000	      	0	               			*

Common Holders

                  				Amount to		   Amount Owned Before Percentage Owned
Name				              Be Offered		  The Offering	       After the Offering

Jaap Hoff			          185,857		     185,857			          4.41%
Park & Co.			         71,710		      71,710			           *
Noesis International
Holding			            179,599		     179,599			          2%
Noesis NV		          	300,000     		300,000			          3.40%
Water Oak Investments	295,666	     	295,666          			3.30%
Everest Holdings	    	150,000		     150,000          			4.77%





Plan of Distribution

The registration statement of which this Prospectus forms a part has been filed pursuant to Registration Rights. To the Company's knowledge, as of the date hereof, no Selling Security Holder had entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares offered hereby, nor does the Company know the identity of the brokers or market makers which will participate in the offering.

	The Shares covered hereby may be offered and sold from time to time by the Selling Security Holders. The Selling Security Holders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sale may be made on the OTC Bulletin Board or otherwise, at prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) a block trade in which the broker-dealer engaged by the Selling Security Holder will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. To the best of the Company's knowledge, the Selling Security Holders have not, as of the date hereof, entered into any arrangement with a broker or dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Selling Security Holders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Security Holders in amounts to be negotiated.

	In offering the Shares, the Selling Security Holders and any broker-dealers who execute sales for the Selling Security Holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Security Holders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

	Rule 10b-6 under the Exchange Act prohibits participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 under the Exchange Act governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

	This offering will terminate as to each Selling Security Holder on the date on which all Shares offered hereby have been sold by the Selling Security Holders. There can be no assurance that any of the Selling Security Holders will sell any or all of the shares of Common Stock offered hereby.






Legal Proceedings

In the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida, SPP Real Estate, Inc. filed suit on June __, 2000 for damages and other relief against OmniComm Systems, Inc. concerning the breach of a lease for real property.

Directors, Executive Officers, Promoters and Control Persons

Cornelius Wit, 54, Chief Executive Officer and Director. Mr. Wit has been a Director of the Company since 1999 and shall serve until the next annual meeting. Mr. Wit was appointed interim CEO of the Company on June 30, 2000. Mr. Wit is President of Corporate Finance of Noesis Capital Corp., an international banking and money management firm. Mr. Wit was formerly President and CEO of DMV Inc., the North American subsidiary of Campina Melkunie.

Randall Smith, 42, President, Chairman and Director. Mr. Smith has been a Director of the Company since 1997 and shall serve until the next annual meeting. From 1997 until the present date Mr. Smith has been an officer and director of OmniComm Systems, Inc. From December 1995 to May 1997 Mr. Smith was Director of Operations for Global Communications Group.

Clifton Middleton, 52, Executive Vice President. Mr. Middleton is the Executive Vice President responsible for Internet Applications. He has served in this capacity since June of 1998. From 1993 to June of 1998 Mr. Middleton was President of Education Navigator, Inc.

Peter S. Knezevich, 43, Director. Mr. Knezevich has been a Director of the Company since 1998 and shall serve until the next annual meeting. From 1998 until June 30, 2000 Mr. Knezevich was CEO of the Company. From 1995 until 1997 Mr. Knezevich was vice president and general counsel for Imaging Diagnostic Systems, Inc.

Guus van Kesteren, 59, Director. Mr. Van Kesteren has been a Director of the Company since 1999 and shall serve until the next annual meeting. Mr. Van Kesteren is a consultant to Noesis Capital Corp., an international banking and money management firm. Mr. Van Kesteren was formerly Vice President of Jansen Pharmaceuticals, a subsidiary of Johnson & Johnson, responsible for the pharmaceutical business in South East Asia, Australia, and New Zealand.

Jan Vandamme, 40, Director. Mr. Vandamme has been a Director of the Company since 1999 and shall serve until the next annual meeting. Mr Vandamme is CEO of Profrigo SA, an 110-year old investment company which invests primarily in internet and communication technology companies in both Europe and the US. Prior of his involvement in Profrigo SA, Mr. Vandamme was the founder of United Callers, one of Europe's first Internet Access and Service Provider companies.







Security Ownership of Certain Beneficial Owners and Management


The following table sets forth information regarding the beneficial ownership of our common stock as of March 29, 2000, with respect to (i) each person know to us to be the beneficial owner of more than 5% of our common stock, (ii) each director, (iii) each executive officer named in the summary Compensation Table, and (iv) all of our directors and officers as a group:

Name and Address(1)		    # of Shares(2)		% of Class

Randall Smith(3)		       	810,746			     9.28%

Eugene Gordon		          	900,000			     10.30%

Peter S. Knezevich(4)		   645,285			     7.38%

Clifton Middleton(5)		    241,613		     	2.25%

Cees Wit				              0				          0

Guus Van Kesteren			      0		          		0

Jan Vandamme			           0	          			0

All directors and
Officers as a group
(7 people)				            2,597,644   			29.21%

(1)	The address for each person, unless otherwise noted, is 3250 Mary Street,
Suite 402, Miami, Florida 33133.
(2) 	In accordance with Rule 13d-3 of the Exchange Act, shares that are not outstanding, but that are subject to options, warrants, rights or conversion privileges exercisable within 60 days from March 29, 2000.
(3) 	Includes 421,461 shares held of record, and 389,285 shares issuable upon the exercise of currently exercisable stock options.
(4)	Includes 256,000 shares held of record, and 389,285 shares issuable upon the exercise of currently exercisable stock options.
(5)	Includes 102,461 shares held of record, and 139,152 shares issuable upon the exercise of currently exercisable stock options.


Description of Securities

	The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.001 par value per share and 10,000,000 million shares of Preferred Stock, $.001 par value.

	Holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds available therefore. Any such dividends may be paid in cash, property or shares of the Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development and expansion of the Company's business, and that no dividends on the Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and would depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, and general business conditions.

	Each holder of Common Stock is entitled to one vote per share on all matters, including the election of directors, submitted to a vote of such class. Holders of Common Stock do not have cumulative voting rights. The absence of cumulative voting means that the holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of the Common Stock will not be entitled to elect any director. The Board of Directors shall be elected each year to a one year term. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

	On June 25, 1999 the Company amended its article of incorporation pursuant to section Chapter 8, Subchapter VII, Section 228 and 242 of the laws of the State of Delaware to authorize the issuance of preferred shares. In accordance with Chapter 8, Subchapter VII, Section 151 of the laws of the State of Delaware the Board of Directors of OmniComm Systems, Inc. shall have the authority to divide the preferred stock into as many series as it shall from time to time determine. The Board of Directors shall also determine the number of shares comprising each series of preferred stock, which number may, unless otherwise provided by the board of directors in creating such series, be increased from time to time by action of the board of directors. Each series of preferred stock shall be so designated as to distinguish such series from the shares of each other series. All series of preferred stock shall be of equal rank and have the same powers, preferences and rights, and shall be subject to the same qualifications, limitations and restrictions, without distinction between the shares of different series thereof; provided, however, that there may be variations among different series of preferred stock as to dividend rates, prices, terms, conditions of redemption, if any, liquidation rights, and terms and conditions of conversion, if any, which variations may be fixed and determined by the board of directors in their discretion.

	On July 19, 1999 the Board of Directors, pursuant to Chapter 8, Subchapter VII, Section 151 of the laws of the State of Delaware, filed a with the State of Delaware a Certificate of Designation authorizing the creation of a 5% Series A Convertible Preferred stock. The terms of the Preferred is as follows: (1) In the event of liquidation, the holders of Preferred Stock will be entitled to receive in preference to the holders of Common Stock an amount equal to their original purchase price plus all accrued but unpaid dividends; (2) Dividends shall be paid at the rate of 5.00% (five percent) per annum (365 days), payable semi-annually, on January 1 and July 1 of each following year; (3) Conversion:
(a) Voluntary Conversion: The holders of Preferred Stock shall have the right to convert at any time at the option of the holder, each share of Preferred Stock into one share of Common Stock, subject to antidilution provisions set forth in subsection (c) below; (b) Automatic Conversion: At any time after one year from the date of the final Closing Date, the Company can require that all outstanding shares of Preferred Stock be automatically converted at the conversion then in effect if at the time (a) the closing bid price of the Company's Common Stock has exceeded $3.00 for 20 consecutive trading days; (b) the Company's Common
Stock has been listed on the Nasdaq or such other comparable national stock exchange and; (c) a registration statement covering the shares of Common Stock issuable upon conversion of the Preferred Stock has been filed with the Securities and Exchange Commission and declared effective. (4) Anti-Dilution:
Each share of Preferred Stock upon conversion into Shares shall have proportional antidilution protection for stock splits, stock dividends, combinations, and recapitalizations. The conversion price shall also be subject to adjustment to prevent dilution in the event the Company issues additional shares of Common Stock or equivalents at a purchase price less than the applicable conversion price; (5) The Preferred Stock shall not be sold, assigned, transferred or pledged except upon satisfaction of the conditions specified in the subscription agreement executed by the Holder, which conditions are intended to ensure compliance with the provisions of the Securities Act.
Each Holder will cause any proposed purchaser, assignee, transferee, or pledgee of the Preferred Share or the Common Stock issuable upon conversion held by a Holder to agree to take and hold such securities subject to the provisions and conditions of the subscription agreement; (6) Each certificate representing (i) the Preferred Stock and (ii) any other securities issued in respect of the Preferred Stock upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION.

(7) A Holder shall have a right to vote that number of votes equal to the number of shares of Common Stock issuable upon conversion of the Preferred Stock.

Disclosure of Commission Position on
Indemnification for Securities Act Liabilities

Article VI of the Company's Articles of Incorporation authorizes the Company to indemnify directors and officers as follows:

1. So long as permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed by such person to the corporation or its shareholders; provided, however, that, to the extent required by applicable law, this Article shall not relieve any person from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any director for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or termination of effectiveness.


	Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the forgoing provisions, or otherwise, the small business issuer has been advised that in the opninion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the Act and is, therefore, unenforceable.

Description of Business

BUSINESS DEVELOPMENT

	Coral Development Corp. ("Coral") was incorporated under the laws of the State of Delaware on November 16, 1996 as a wholly owned subsidiary of Modern Technology Corp. ("MTC") a Delaware corporation who received 403,000 shares of common stock of Coral in exchange for $30,000.

	In June of 1997, Coral registered 403,000 shares of common stock to be distributed to the shareholders of MTC as a shared dividend. The registration and issuance of the shares was subject to the provisions of Rule 419 ("Rule 419") of Regulation C of the Rules and Regulations of the Securities Act of 1933, as amended.

	Rule 419 sets forth the requirements that apply to every registration statement filed under the Act relating to an offering by a "blank check company". A "blank check company" is a company that is a development stage company that has no specific plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. At the time of filing the registration statement, Coral was a "blank check company". The main requirements of Rule 419 are: escrowing the securities that are subject to the registration statement prior to issuance of the securities and consummating a transaction within 18 months of filing the registration statement.

	Coral and OmniComm Systems, Inc. (the "Company") entered into an Agreement and Plan of Merger on July 22, 1998. The terms of the agreement provided that all of the issued and outstanding shares of OmniComm Systems, Inc. would be exchanged for 940,000 shares of common stock of Coral. The officers and directors of Coral would resign and the name of Coral would be changed to OmniComm Systems, Inc. Further, as part of the plan of merger, the five OmniComm shareholders will receive options representing an additional 2,687,000 shares of common stock of the Company. The options will vest in the event the Company generates $4,000,000 in gross revenue on a cumulative basis. The issuance of the shares subject to the options will cause substantial dilution to the existing shareholders.

	Coral had until December 5, 1998 (18 months from the filing date of the Form SB-2 - June 5, 1997) to finalize a transaction. Prior to entering into the Agreement and Plan of Merger, the Company acquired Education Navigator, Inc. on June 26, 1998. The closeness in time of these two transactions presented a logistical problem in completing due diligence and providing audited financial statements for OmniComm Systems, Inc. and especially Education Navigator, Inc. which did not have audited financial statements. To further complicate the matter, the financial statements when completed needed to be presented in such a way so as to show pro-forma information as if the mergers had occurred a year earlier. Coral received a comment letter from the Securities Exchange Commission concerning the Post-Effective amendment to the SB-2. It was clear from the comments that Coral and the Company would not make the deadline on December 5, 1998 so the SB-2 was withdrawn. Coral and the Company understood that if the SB-2 did not become effective by December 5, 1998, they would have to re-file the registration statement since it was very unlikely that an extension would be given. The shares that had been held in escrow pursuant to Rule 419 were returned to MTC.

	Since the parties were specifically identified for purposes of an acquisition it was felt that the proscriptions of Rule 419 would not apply and the safeguards for issuance of the shares such as the escrow requirements would not have to be adhered to which would shorten the time period for completing the transactions. In addition, the Division of Corporate Finance had issued Staff Legal Bulletin No. 4, which gave specific guidance to the parties for the type of transaction that was contemplated.

	The Company and Coral continued with their plans to finalize the merger and to become a reporting company. The parties executed an Amended Agreement and Plan of Merger to include MTC, the parent of Coral, as a party for the sole purpose of issuing the shares in accordance with the Agreement and Plan of Merger. A Form 10-SB was filed on December 22, 1998 to register the common shares of Coral, pursuant to Section 12(g) of the Securities Exchange Act of 1934. The Company and Coral finalized the merger on February 17, 1999.

BUSINESS OF ISSUER

OmniComm Systems, Inc. (the "Company" or "OmniComm") is marketing and implementing TrialMaster(tm) and WebIPA(tm). TrialMaster(tm) and WebIPA(tm) are Internet based approaches that integrate the significant components of the clinical trial process - trial management and doctor/patient recruitment - into a seamless connection between industry, doctors, and patients.

The critical component in bringing a drug or medical device to market is the process by which approval is sought to market the drug or device. The amount of money and time spent on the process are enormous. The following points are illustrative of the business process:

* It costs approximately $600,000,000 million to bring a drug to market
* 50% of clinical trials are delayed due to a lack of patients
* For every day a drug is in clinical trials a sponsor losses $1.3 million in sales. A blockbuster drug could account for $5 million in sales.
* In the United States only 8% of the doctors and 4% of the eligible patients are involved in clinical trials

A fundamental way that the Internet is transforming business is the way in which it transforms institutional business processes such as clinical trials. The Internet enables information to be easily and widely distributed and allows the users of the information to use tools - web-based applications - to benefit from and use the information.

WebIPA(tm) is the means by which the information is accessed and Trialmaster(tm) is the tool by which the information is distributed and used.

Clinical Trial Industry Overview

Worldwide research and development expenditures by the pharmaceutical and biotechnology industries reached an estimated $50 billion in 1999 with $24 billion being spent by US based pharmaceutical companies. Further, research and development expenditures in 1999 for the top 50 pharmaceutical increased approximately 14% from the previous year. It is estimated that pre-clinical and clinical trial costs represent approximately one-third of the total spent on research and development.

The Company believes that certain industry and regulatory trends have led pharmaceutical, biotechnology, cosmetic and device companies to increase research and development for proprietary new drugs, cosmetics and medical devices. These trends have required companies to conduct increasingly complex clinical trials, and develop multinational clinical trial capability, while seeking to control fixed costs. The trends driving the industry's growth can be summarized as follows:

* Drug Development Pressures.
* Globalization of Clinical Development and Regulatory Strategy.
* Increasingly Complex and Stringent Regulation; Need for Technological Capabilities.
* Competitive Pressures.
* Growth of Biotechnology and Genomics Industries.

	These trends have created even greater competitive demands on the industry to bring products to market efficiently and quickly.

CLINICAL TRIAL OVERVIEW

In order for a drug or device to be marketed in the United States, Europe or Japan, the drug or medical device must undergo extensive testing and regulatory review in order to determine that the drug or device is safe and effective. The regulatory review process is time consuming and expensive. A new drug application (NDA) can take up to 2 years before it is approved. This is in addition to 3 to 5 years of studies required to provide the data to support the NDA. The following is an overview of the process that is generally undertaken to bring a drug or device to market:

(1) 	Preclinical Research (1 to 3.5 years).  In vitro ("test tube") and animal studies are used to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug, the manufacturer will file an IND (Investigational New Drug Application), upon which the FDA may grant permission to begin human trials.

(2)	Clinical Trials  (3.5 to 6 years)

a.	Phase I (6 months to 1 year).  Basic safety and pharmacology testing is conducted in 20 to 80 human subjects, usually healthy volunteer testing includes studies to determine how the drug works, how it is affected by other drugs, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

b.	Phase II (1 to 2 years).  Basic efficacy (effectiveness) and dose-range testing is conducted in 100 to 200 afflicted volunteers to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.

c.	Phase III (2 to 3 years).  Efficacy and safety studies are conducted in hundreds or thousands of patients at multiple investigational sites (hospitals and clinics) which can be placebo-controlled trials, in which the new drug is compared with a placebo or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

d.	Treatment Investigational New Drug ("TIND") (may span late Phase II, Phase
III, and FDA review). When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the manufacturer to make the new drug available to a larger number of patients through the regulated mechanism of a TIND. Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect a substantial amount of data from tens of thousands of patients.

e.	New Drug Application ("NDA") Preparation and Submission. Upon completion of Phase III trials, the manufacturer assembles the statistically analyzed data from all phases of development into a single large document, the NDA, which comprises, on average, 100,000 pages.

f.	FDA Review & Approval (1 to 1.5 years).  Careful scrutiny of data from all phases of development (including a TIND) is used to confirm that the manufacturer has complied with regulations and that the drug is safe and effective for the specific use (or "indication") under study.

g.	Post-Marketing Surveillance and Phase IV Studies.  Federal regulation requires the manufacturer to collect and periodically report to the FDA additional safety and efficacy data on the drug for as long as the manufacturer markets the drug (post-marketing surveillance).

To support an application for regulatory approval, clinical data must be collected, reviewed and compiled. Clinical data is collected from the clinical report forms (CRF) that are submitted to and filled out by an investigator, typically a doctor or research assistant, who is participating in the clinical trial. These CRFs can be 5 to 100 pages and document a series of visits by patients over a period of time.

An integral part of the clinical trial process is the monitoring of the clinical sites by monitors. These monitors visit sites throughout the clinical trial to confirm that the sites are acting in accordance with good clinical practices and filing out the documentation appropriately.

Once information is collected from the patient/study subject by the investigators and the relevant portion of the CRF is filled out, it is then submitted to either the sponsor of the study, such as a pharmaceutical company, or the clinical research organization (CRO), an entity that has contracted with the sponsor to conduct the clinical trial. The data is then inputted manually into a database. Typically, double data entry is used to avoid and resolve errors.

To alleviate the enormous amount of paperwork that is generated and submitted for purposes of receiving approval, the United States Food and Drug Administration ("FDA") promulgated regulations on March 20, 1997 concerning the electronic submission of data to the FDA: 21 CFR Part 11 "Electronic Records; Electronic Signatures; Final Rule". Essentially, this regulation provided for the voluntary submission of parts or all of regulatory records in electronic format without an accompanying paper copy. Also, the FDA promulgated "Providing Regulatory Submissions in Electronic Format-General Considerations". More recently, the FDA promulgated a guidance document "Computerized Systems Used In Clinical Trials" which provides guidance to industry when utilizing a computer system in a clinical trial. The FDA, however, does not regulate the TrialMaster system.

TRIALMASTER(tm)

OmniComm has developed and is marketing as an Application Service Provider TrialMaster(tm). TrialMaster(tm) is a web-based business to business (B2B) enterprise management system for conducting and managing clinical trials. The Company utilizes a trial-independent database to quickly generate the necessary trial data-infrastructure to proceed with the clinical trial process.

It enables participants in the clinical trial process such as pharmaceutical and medical device companies, and clinical research organizations (CRO) to utilize the inherent benefits of the Internet - pervasiveness, scalability, less costly, and secure - to conduct and manage clinical trials in real-time.

In addition to the following core activities, TrialMaster incorporates communications, time and financial management, and outcomes tracking. The list is not exhaustive and all components are not currently available in the current version but will be available during the middle of the year 2000.

TrialMaster(tm) significantly impacts the clinical trial process in the following three areas: Data Collection, Validation and Edit Queries, and Monitoring.


(1) Data Collection Comparison

Clinical data is collected from the Clinical Report Forms (CRF) that are submitted to and filled out by an investigator - doctor/research assistant - who is participating in the clinical trial. These forms can be 5 to 100 pages per patient and encompass a series of visits by patients over a period of time.

Current System

* The cost to process data is approximately $15.00 to $25.00 per page per patient.

* The time to process the data can take anywhere from 1 - 4 weeks

TrialMaster(tm) System

* The cost to process the data is approximately 5-10 times less than the current system per page per patient.

* The time to process the data is approximately 1 minute


(2) Validation and Edit Query Comparison

Upon submission, data is reviewed to see whether the collected data is within certain parameters of the clinical trial, primary validation. If data is outside of the clinical trial parameters or there are typographical errors or similar data problems the data collection process will generate an edit query. This edit query must be submitted to the investigator for resolution and resubmitted for data processing.
Current System

* The cost to process an edit query is approximately $80-$100 per query. For a large trial it would not be uncommon to generate 500-1000 edit queries a week.

* The time to process the data can take anywhere from 4-6 weeks

TrialMaster(tm) System

* The number of edit queries is significantly reduced or even eliminated because the system does the validation when the data is inputted.

* The time to process the data is approximately 1 minute


(3) Monitoring

Monitors are an integral and necessary part of the clinical trial process. These individuals travel to the clinical sites to ensure that the investigators are complying with good clinical practice (GCP) standards. Essentially, their role is to make sure clinical data is being collected and submitted in a safe, timely and accurate manner. Monitoring and its associated costs such as travel can make up one quarter of the total costs of a clinical trial.

Current System

* The cost for a monitoring visit can vary between $1,000 to $3,000 per visit per site. A trial can have as many as 3-7 visits.

* The time for each visit is usually 1 to 2 days.

TrialMaster(tm) System

* The number of visits can be reduced because the status of sites can be monitored remotely and in real time.

* Monitoring hours can be reduced by 50% or more.

TrialMaster(tm) is an open system that is fully integratable with existing legacy data systems such as Oracle(r) and Microsoft SQL(r). The application utilizes a standard browser such as Internet Explorer 4.0(r).

The cost for implementing the application is based on a data point per page/per patient fee that will increase or decrease depending on the size of the trial in terms of patients/subjects and the length of time to conduct the trial.

Current Implementation

	The Company is currently involved in a multi-center, multi-national clinical trial with a major European based medical device company and a European based clinical research organization. The clinical trial involves 400 patients in 42 sites throughout Canada, Spain, Europe, and Scandinavia.

	The Company is currently in negotiations with a US based pharmaceutical company and a European based CRO to implement TrialMaster(tm).

WEBIPA(tm) - "ARE YOU INTERNET TRIAL READY(tm)"

Only 8% of the estimated 660,000 doctors and 4% of the eligible patients participate in the clinical trial process. WebIPA.com is the means by which the other 92% of the doctors and 96% of the eligible patients have the opportunity to participate.

WebIPA.com is an Internet destination site where doctors/patients and industry converge to benefit from each other's respective needs:

* Industry: The infrastructure for clinical trials has not kept pace with the demands for growth in the industry. Accordingly, the conventional infrastructure through which industry has been operating to conduct clinical trials is inadequate. The critical components of this infrastructure are sites for trials (doctors) and patients. Simply put, too many trials, not enough patients and doctors.

* Doctors: As a result of managed care doctors have seen a drastic reduction in income. Doctors are seeking ways to more efficiently conduct their practice or leverage skills and interests into an increase in revenue.

* Patients: Patients who are ill are seeking new therapies and drugs to make them well.

OmniComm is marketing TrialMaster(tm) to industry and, based on these contacts and feedback, expects industry to move its clinical trial practice to the Internet. OmniComm is marketing to doctors, through WebIPA, the concept of "Internet Trial Ready". The Company is contracting with doctor groups to bring them on-line for purposes of participating in clinical trials. De-identifiable patient data will be utilized to connect industry with a patient through their doctor to participate in trials.

This convergent approach has recently been endorsed by The IPA (Independent Physician Association) Association of America to its membership of 883 doctor groups encompassing 260,000 doctors and 12,000,000 patients. Also, the Company has recently made "Internet Trial Ready" a 42 physician practice group with approximately 250,000 patients. The Company has currently submitted contracts to 3 other groups.

CLINICAL TRIAL PATHWAYS

	The Company owns approximately 70 URLs such as "breaststudy.com", "livertrial.com", "cancertrial.com", "prostatetrial.com", and "aidstrial.com". The Company through WebIPA plans to utilize these clinical trial pathways for recruitment purposes and other clinical trial related opportunities.

SALES AND MARKETING

OmniComm has adopted a "push/pull" marketing strategy. The essential components of the clinical trial industry are pharmaceutical/biotech/medical device, doctors/patients, and opinion leaders. OmniComm is marketing to all three components.

TrialMaster(tm)

Although TrialMaster(tm) can be used within any segment of the pharmaceutical, biotech and medical device industry, to date, OmniComm has taken a deliberative approach to marketing TrialMaster(tm) to the interventional cardiology market. This is a $50 billion market, dominated by companies such as Guidant, Johnson & Johnson, Medtronic, and Eli Lilly. The following are the relevant factors for approaching the market:

* Access to "validators" for the market.
* Relatively standardized and advanced approach to clinical trial process.
* A very competitive market with relatively short product cycles providing for a need to get products to market quickly.
* A number of products within the interventional market segment - coronary and arterial stents - that have an incremental difference which need clinical trials to show clinical and functional superiority.
* A tight group of opinion leaders within the market segment

The Company is also establishing relationships with "opinion leaders" and decision-makers in other specialties within the clinical trial industry. In this regard, the Company has created a Medical Advisory Board to advise the Company on the development and marketing of the TrialMaster(tm) system. The Medical Advisory Board will also provide a platform to contact these opinion leaders and to provide information about the application. OmniComm is also using traditional methods to market TrialMaster(tm), including advertising in trade periodicals and attending a number of medical conventions including the European Society of Cardiology, the American College of Cardiology, and The American Heart Association.

Currently, the Company has one full time employee headquartered in the Company's office in Amsterdam who is responsible for sales and marketing of TrialMaster(tm). In addition, the Company has hired a part-time employee to assist in the marketing of TrialMaster

WEBIPA

The sales and marketing functions for TrialMaster(tm) and WebIPA are separated within OmniComm because the respective sales cycles are different.

To date, the Company's efforts to market WebIPA have involved The IPA Association of America ("TIPAAA"). TIPAAA is a non-profit trade association representing 883 independent physician associations (IPA) which encompass approximately 260,000 doctors with a patient population of 12,000,000 patients. TIPAAA has endorsed the "Internet Trial Ready" approach to its membership. The Company has presented at the TIPAAA annual meeting during March 12-15, 2000. In addition to TIPAAA, the Company is marketing directly to doctor groups and doctors who have clinical trial experience.

COMPETITION

There are other entities that compete with the Company's Internet based data collection system, TrialMaster(tm). Principally, the competitors include Phase Forward Incorporated, CB Technologies, and Technologix. Most of these competitors have significantly greater financial, technical and marketing resources, or name recognition than that of the Company. The Company believes that the most significant competitive factors it faces is a lack of operating history and an attendant perception of a lack of experience in competing in such a changing and competitive environment.

The Company believes, however, that its technical expertise, the knowledge and experience of its principals of the industry, quality of service and responsiveness to client needs and speed in delivering solutions will allow it to compete favorably within this environment.

MEDICAL ADVISORY BOARD

Given the Company's basic approach in developing and marketing the TrialMaster(tm) application, the Company decided to form a Medical Advisory Board. The purpose of the Board is to advise and consult the Company on the development, implementation, and marketing of the TrialMaster(tm) application. Currently, there are five members on the Board:

* Dr. Warren Grundfest: Director, School of BioMedical Engineering, University of Southern California, Los Angeles, CA.

* Dr. Camilo Ricordi: Senior Researcher, Diabetes Research Institute, University of Miami, Miami, FL.

* Dr. Bruce Murphy: Director of Medicine of the Arkansas Heart Hospital; and, Chairman of the Board of the Arkansas Heart Institute, Little Rock, AK.

* Dr. Eugene Schiff: Professor of Medicine; Chief, Division of Hepatology; Director, Center for Liver Diseases, University of Miami School of Medicine, Miami, Florida. Dr. Schiff is the author of "Schiff's Diseases of the Liver".

* Dr. James Tcheng: Cardiology Associates, Assistant Professor of Medicine, Duke University Medical Center

INTELLECTUAL PROPERTY RIGHTS

	The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secrets, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

On May 18, 1999, the Company filed a provisional application for a patent on a "Distributed System and Method for Collecting and Evaluating Clinical Data".,. Serial No. 60/134,671. The Company filed its final application for the patent on May 17, 2000

	The Company is in the process of registering the trademarks "OMNICOMM SYSTEMS, INC.", AND "TRIALMASTER" with the U.S. Patent and Trademark Office. The Company intends to make such other state and federal filings as the Company deems necessary and appropriate to protect its intellectual property rights.

Employees

	The Company currently has 33 full time employees and 1 part time employee.


Management's Discussion and Analysis or Plan of Operation

Revenues:

Year ended December 31, 1999 compared to December 31, 1998.

	Total revenues decreased to $1,259,214 for year 1999 from $1,689,794 for year 1998. This decrease in revenue is attributed to a decision made by management to cease its systems integration business during the 3rd quarter of 1999. All of the Company's revenue is attributed to its systems integration business. The Company has earned no revenue from its TrialMaster( system.

Operating Expenses:

Year ended December 31, 1999 compared to December 31, 1998.

	Total operating expenses increased to $2,561,092 for the year 1999 from $762,143 for the year 1998. This substantial increase in operating expenses is attributed to a number of factors including the aggressive development and marketing or TrialMaster and the continuing financial obligations associated with the acquisition of Education Navigator in June of 1998 and the decision to focus the Company's resources on the development of the TrialMaster( Internet system.

	Salaries and Wages. Salaries and wages increased to $784,635 for the year 1999 from $239,108 for the year 1998. The increase in salaries and wages is attributed to an increase in the number of employees. The Company currently has 20 employees and 1 part time employee.

	Independent Consultants. Fees to independent consultants increased to $557,751 for the year 1999 from $76,869 for the year 1998. The Company decided to outsource a number of areas during the initial phase of developing, marketing and implementing the TrialMaster( system. These areas concern product development, marketing and sales, and medical/strategic consulting.

LIQUIDITY AND CAPITAL RESOURCES:

Period ending December 31, 1999 compared to December 31, 1998.

	Cash and cash equivalents increased to $1,127,263 for 1999 from $44,373 for 1998 The increase is attributed to the cash received from the private placement of the 5%, Series A Convertible Preferred shares.

	Total liabilities increased to $1,326,299 for year 1999 from $910,325 for 1998 The increase in total liabilities are primarily attributed to the placement of convertible notes totaling $862,500.

	The Company has generated a loss of $2,341,237 for the year 1999, this is an increase from $295,367 for the year 1998. The loss is primarily attributed to the development and marketing of the TrialMaster( system and the continued financial obligations associated with the acquisition of Education Navigator in June of 1998.

The Company will require additional funds for the continued development and marketing of TrialMaster and WebIPA. Accordingly, the Company will be required to raise additional funds during the next 12 months in order to continue operations. The Company plans to raise additional funds by either: entering into a transaction(s) to privately place equity, either common or preferred stock, or debt securities, or combinations of both; or, placing equity into the public market through an underwritten secondary offering. At the present time there are no written commitments by individuals or entities for the additional funds. However, the Company is confident that it will secure the necessary funding for the continued development and marketing of TrialMaster and WebIPA.

Description of Property

	The Company's facilities are located at 3250 Mary Street, Suite 402, Miami, Florida 33133 ("Miami Office"), 5680 West Cypress St., Suite I, Tampa, Fl. 33607 ("Tampa Office"), and Droogbak 2D, Amsterdam 1013 GE, Netherlands ("Amsterdam Office"). The Miami office is the Company's headquarters. It is rented at $9,975 per month and comprises approximately 5,048 sq. ft. The Tampa office is the where the Company's software development activities are headquartered. It is rented at $2,332 per month and comprises approximately 1,808 sq. ft. The Amsterdam office is the Company's European sales office. It is rented at $2,257 per month and comprises approximately 1,540 sq. ft. The Company believes that these facilities are adequate for its current and reasonably foreseeable future needs.

Certain Relationships and Related Transactions

On December 16, 1999, the Company entered into a consulting agreement ("Agreement") with Guus van Kesteren and Cornelius Wit both of whom are directors of the Company. The Agreement provides for compensation to be paid to Van Kesteren and Wit in the event sales leads or contacts developed by Van Kesteren and Wit result in sales of the Company's TrialMaster(tm) system.

Market for Common Equity and Related Stockholder Matters

The Company's common stock, $.001 par value, is traded on the over-the-counter bulletin board market. The Company's preferred stock is not traded. There has been trading in the Company's common stock since November 26, 1999. The symbol for the Company's common stock is OMCM.

Quarter Ending
Fiscal Year 	 	High Bid		Low Bid
December/1999		$5.75		   	$3.50
March/2000		   $14.00   		$2.00

	The bid price which states over-the-counter market quotations reflect inter-dealer prices without real mark-up, mark-down or commissions and may not necessarily represent actual transactions.

	The Company has approximately 388 shareholders of record of its common stock as of December 31, 1999.

Executive Compensation


Summary Compensation Table


						                              Long Term
            			Annual Compensation  Compensation


					                           	    Awards	           		      Payouts
Name					                                   			   Securities	 	             All
and					                       Other   Restricted Underlying		             Other
Principal   		          Bonus  Annual   Stock	    Options/SARs LTIP Payouts Comp
Position  Year   Salary$  ($)   Comp($) Award(s)($)   (#)          ($)       ($)
   (a)    (b)	    (c)     (d)    (e)       (f)        (g)          (h)       (i)

Peter S.
Knezevich						                                  	   897,568/
CEO/Dir   1999  $84,278		      $11,155		             897,568
	         1998  $29,000

Randall
Smith
                                          								   732,107/
Pres/Dir  1999  $84,278		      $6,205		              732,107
	         1998  $29,000

Clifton
Middleton					                                  		   534,113/
Exec.VP   1999  $91,358		      $6,237           		   534,113
	         1998  $85,000






OPTION/SAR GRANTS IN LAST FISCAL YEAR

(Individual Grants)

							                                  Percent of
							                                     Total
							                                  Options/SARs
			                Number of Securities    Granted to	   Exercise of
			                    Underlying		      Employees in   Base Price   Expiration
     Name	         Options/SARs Granted	 Fiscal Year     ($/Sh)        Date
	     (a)		          (#)         (b)	       (c)            (d)          (e)

Peter S. Knezevich 397,568/397,568				                    $ .25		      6/14/04
               			 500,000/500,000				                    $1.50		      11/1/01

Randy Smith		      397,568/397,568				                    $ .25		      6/14/04
			                334,539/334,539				                    $1.50		      11/1/01

Clifton Middleton	  96,652/96,652			                	     $ .25		      6/25/04
			                250,000/250,000				                    $1.50		      11/1/01


AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES

(Individual Grants)

							                                     Number of
                                     							Unexercised
							                                     Securities
			               Shares			                 Underlying		  Value of Unexercised
			              Acquired			                Options/SARs At	    In-The-Money
			                On				                   FY-End (#)     Option/SARs At FY-End
		               Exercise   Value Realized  Exercisable	      ($) Exercisable
	Name		            (#)	        ($)	         Unexercisable	     Unexercisable
	 (a)		            (b)	        (c)	            (d)		               (e)

Peter S. Knezevich			                       397,568/397,568	   $1,391,488/0
						                                      500,000/500,000	   0/$1,125,000

Randy Smith						                           397,568/397,568	   $1,391,488/0
							                                     334,539/334,539	   0/$752,713

Clifton Middleton					                      96,652/96,652	     $338,282/0
                                    							 250,000/250,000	   0/$562,500











Other Expenses of Issuance and Distribution

The following are the expenses associated with this registration. None of the expenses associated with this registration shall be borne by the Selling Security Holders.

Registration Fee:
Legal Fees:
Accounting Fees:
Transfer Agent Fees:

Recent Sales of Unregistered Securities

Section 4(2) Transactions

	On or about February 1997 OmniComm Systems, Inc. formerly known as The Premisys Group, Inc. was incorporated. Contemporaneous with the incorporation of OmniComm Systems, Inc. common stock was issued to Randy Smith and Lawton Jackson totaling 1,875,000. On February 1, 1998, the Board of Directors of OmniComm Systems, Inc. authorized the issuance of 625,000 shares of common stock to Peter
S. Knezevich. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933 in exchange for services rendered and to be rendered as evidenced by a written employment agreement.

On or about December 1996, Coral Development issued 403,000 shares of common stock to MTC, the Parent corporation of Coral Development, in exchange for $30,000. The shares were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933.

On June 26, 1998, prior to executing the merger agreement with Coral Development, the Company acquired Education Navigator, Inc. In exchange for all the issued and outstanding shares of Education Navigator, the Company issued 441,180 shares of common stock of the Company to the two shareholders of Education Navigator and issued promissory notes in the amount of $525,000. The shares and promissory notes were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933. Subsequent to the acquisition of Education Navigator, the Company executed an employment agreement with Cliff Middleton, a shareholder of Education Navigator. In addition, pursuant to Section 422 of the Internal Revenue Code, the Company granted an incentive stock option to Cliff Middleton for 85,000 common shares at $.65 per share, vesting over 3 years beginning June 26, 1999.

On February 17, 1999, OmniComm Systems, Inc. and Coral Development finalized the merger pursuant to the terms and conditions set forth in the Agreement and Plan of Reorganization. All of the issued and outstanding shares of OmniComm Systems, Inc. were exchanged for 940,000 shares of common stock of Coral Development; or,
3.129 shares of OmniComm Systems for 1 share of Coral Development. The exchange and issuance of shares were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Both of the foregoing issuances concerning the merger transactions dated June 26, 1998 (acquisition of Education Navigator), and February 17, 1999 (merger with Coral Development Corp.), relied on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933 (the "Act"). The basis of the exemption is a transaction by an issuer that does not involve a public offering.

Critical to the application of the exemption is the availability of information to the offeree and her sophistication. The availability of information can be provided in two ways: access to information or disclosure.

In both transactions, the offerees were sophisticated; they have the financial and business experience to evaluate the offer. In the Education Navigator transaction the offerees were familiar with and professionals within the computer and Internet market and had experience with the risks associated with ventures involving start-up companies in the market. In the Coral/OmniComm transaction the offerees have a level of sophistication sufficient to appreciate the relative risks and benefits of being affiliated with a reporting company including the statutory obligations, both federal and state.

In both transactions the offerees were provided with full disclosure pursuant to agreements including audited financial information and written legal opinions. Also, in both cases, counsel who had sufficient experience with transactions of the type consummated represented the offerees.

The transaction involving Coral Development Corp. and MTC was a transaction involving a parent and a subsidiary where the parent had access to corporate information concerning the subsidiary.

Rule 506 Transaction - 10% Convertible Note

	On January 18, 1999, Northeast Securities, Inc., as placement agent, began the distribution of a Confidential Private Placement Memorandum to accredited investors on behalf of the Company. Northeast received the following placement agent fees: 10% Commission (cash); 3% nonaccountable expense allowance (cash); $7,500 advance against non-accountable due diligence expense. The offering was closed on June 15, 1999 and as of August 1, 1999, the Company had received gross proceeds of $862,500 as a result of the private placement.

	The offer and sale of the notes were made in reliance upon Rule 506, Regulation D of the Securities Act of 1933. The offerees and purchasers were accredited investors who were provided with a private placement memorandum that met the requirements of Regulation D and who executed investor questionnaires.

Rule 701 Transactions

	Rule 701 of the Securities Act of 1933, as amended (the "Act") is an exemption from registration for offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation provided bonafide services are rendered not related to capital raising or pursuant to a written contract relating to compensation.

	The Company granted an incentive stock option in accordance with Internal Revenue Code (IRC) Code Section 422 to Clifton Middleton to purchase 85,000 shares of common stock at $.65 a share over a three (3) year period. The options were granted pursuant to Rule 701 of the Act. The options were granted pursuant the Company's 1998 Incentive Stock Option Plan and pursuant to a contract relating to compensation and in accordance with Rule 701 of the Act.

	The Company appointed Dr. Warren S. Grundfest to the Company's Medical Advisory Board. Dr. Grundfest was granted stock options and a stock bonus. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

	The Company retained Mr. Lawrence Kronick to act as a consultant for the Company to assist in marketing the Company's TrialMaster(tm) system. Mr. Kronick was granted options pursuant to a written contract of compensation and pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

	The Company appointed Dr. Richard Murphy to the Company's Medical Advisory Board. Dr. Murphy was granted stock options and a stock bonus. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.




	The Company appointed Dr. Sameer Mehta as its consulting Medical Director. Dr. Mehta was granted stock options and a stock bonus. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

	The Company granted stock option and bonuses to employees of the Company. The stock bonuses totaled 51,377 shares of common stock. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

Regulation S and Section 4(2) - 5% Series A Convertible Preferred

	On June 4, 1999, the Company entered into a private placement agreement ("Agreement") with Noesis Capital Corp. ("Noesis") wherein Noesis would act as the placement agent for the offer and sale of the Company's 5% Series A Convertible Preferred stock pursuant to and in accordance with Regulation S of the Securities Act of 1933, as amended. Noesis received as a commission 10% of the gross proceeds received by the Company and a warrant to purchase at par
value, $.001, 10% of the shares placed. 	The Company sold the preferred to
foreign investors and to a small group of US based investors of which all were accredited investors. The offering was concluded on December 31, 1999. The Company had received gross proceeds of $4,313,500.

Exhibits
(a) Exhibits

1     Financial Statements
2	(a) 	Agreement and Plan of Reorganization dated July
22, 1998:Incorporated herein by reference to Form 8-K, dated March 3, 1999. File No. 000-25203
	(b) 	Amendment to Agreement and Plan of
Reorganization: Incorporated herein by reference to Form 10-SB dated December 20, 1998.
(c)	Plan of Merger: Incorporated herein by reference to Form 10-SB/A dated
August 17, 1999.
(d) 	Agreement and Plan of Acquisition dated Janurary 26, 2000 of WebIPA:
Incorporated herein by reference to Form 8K dated February 9, 2000.
3	(i) 	Certificate of Incorporation: Incorporated
herein by reference to Form SB-2 #333-6410
(ii) By-Laws: Incorporated herein by reference to
	Form SB-2 #333-6410
4	(a)	Amendment to Article of Inc. - Authorization
to issue preferred shares. Incorporated herein by reference to Form 10-SB/A dated August 17, 1999.
(b)	Certificate of Designation - 5% Series A Convertible Preferred.
Incorporated herein by reference to Form 10-SB/A dated August 17, 1999.
(c) 	Certificate of Increase
10	(a)	Employment Contract.
(i) Clifton Middleton - Employment Agreement. Incorporated herein by reference to Form 10-SB/A dated August 17, 1999.
(ii) Peter S. Knezevich - Employment Agreement and Stock Option Agreement. Incorporated herein by reference to Form 10-KSB dated March 29, 2000.


(iii) Randy Smith - Employment Agreement and Stock Option Agreement.
Incorporated herein by reference to Form 10-KSB dated March 29, 2000.
(b)	Factor Agreement. Incorporated herein by reference to Form 10-SB/A dated
August 17, 1999.
(c)	1998 Stock Incentive Plan. Incorporated herein by reference to Form 10-
SB/A dated August 17, 1999.
(d)	Consulting Contract - Larry Kronick. Incorporated herein by reference to
Form 10-SB/A dated August 17, 1999.
(e) 	Medical Advisory Board Agreement. Incorporated herein by reference to Form
10-SB/A dated August 17, 1999.
(f) 	Standard Agreement - Proprietary Protection. Incorporated herein by reference to Form 10-SB/A dated August 17, 1999.

(b) Reports on Form 8-K

Incorporated herein by reference to Form 8-K File No. 000-25203

Undertakings

The undersigned registrant hereby undertakes:

		To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.





























Exhibit 1

OMNICOMM SYSTEMS, INC.

FINANCIAL STATEMENTS

MARCH 31, 2000








































INDEX

Page

Consolidated Balance Sheets

Consolidated Statements of Shareholders'
        Equity (Deficit)

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Financial Statements
































OMNICOMM SYSTEMS, INC
CONSOLIDATED BALANCE SHEETS

ASSETS
                                March 31,2000          December 31, 1999
                                  (Unaudited)
CURRENT ASSETS
        Cash                   $    49,509             $  1,127,263
        Accounts receivable          8,034                    8,458
        Inventory                    6,169                   10,166
        Due from placement agent       -0-                      -0-
        Prepaid expenses            57,260                      -0-
             Total current assets  120,972                1,145,887

Property and equipment, net        459,177                 353,183

OTHER ASSETS
        Equity investment in
           Medical Networks EMN    335,00                      -0-
        Shareholder loans           3,406                    3,406
        Intangible assets, net    141,311                  169,629
        Goodwill, net             198,194                  237,832
        Other assets               26,960                   26,960

TOTAL ASSETS             $      1,285,020           $    1,936,897

LIABILITIES AND SHAREHOLDERS'EQUITY

CURRENT LIABILITIES
        Accounts payable
        and accrued expenses  $   313,672         $        284,381
        Notes payable-current     177,500                  177,500
        Sales tax payable           1,177                    1,818
        Due to factoring agent        -0-                      -0-
        Total current liabilities 492,349                  463,799

Notes payable - long term             -0-                      -0-
Convertible notes                 862,500                  862,500

TOTAL LIABILITIES               1,354,849                1,326,299

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
       Preferred stock-10,000,000 shares authorized,
       4,263,500 and 4,117,500 issued and
       outstanding,
       respectively at par      3,812,093                3,872,843
       Common Stock -20,000,000 shares authorized,
       4,544,066 and 3,344,066 issued and  outstanding,
       respectively,
       at $.001 par value           4,544                    3,344
       Additional paid in capital 241,840                  238,007
       Retained earnings
         (deficit)             (4,127,353)             (2,652,644)
       Stock subscriptions
         receivable                  (952)               (850,952)

        TOTAL SHAREHOLDERS'S
          EQUITY(DEFICIT)         (69,829)                610,598


        TOTAL LIABILITIES AND SHAREHOLDERS'
          EQUITY (DEFICIT)   $  1,285,019            $  1,936,897




The accompanying notes are an integral part of these financial statements.

OMNICOMM SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   For the three months ended     For the year ended
                                                              March 31                 December 31,
                                                          2000         1999         2000          1999
                                                             (unaudited)
Revenue-sales, net                                $      24,978    $  528,722    $ 1,259,214     $ 1,689,794

Cost of sales                                            35,120       225,291      1,005,338       1,223,018

Gross margin (loss)                                     (10,142)      303,431        253,876         466,776

Other expenses
        Salaries, benefits and related taxes            572,933       102,935        784,635         239,108
        Rent                                             60,932        15,373        108,371          47,199
        Consulting-medical advisory                      42,000           -0-        210,503             -0-
        Consulting-marketing/sales                       48,000        50,547        237,630          76,869
        Consulting-product development                   28,435           -0-        109,618             -0-
        Legal and professional fees                     109,248        37,966         98,895          44,222
        Travel                                          169,718        30,102        334,753          37,117
        Telephone and internet                           64,034         3,588         67,109          18,119
        Factoring fees                                      -0-         3,868          4,571          68,597
        Selling, general and administrative             210,173        32,601        208,226          87,288
        Interest expense, net                            17,023         8,831         97,379          15,428
        Depreciation and amortization                    92,616        69,228        299,402         128,196
Total other expenses                                  1,415,113       355,039      2,561,092         762,143

(Loss) before taxes and preferred dividends          (1,425,255)      (51,608)    (2,307,216)       (295,367)

Income tax expense (benefit)                               -0-           -0-             -0-             -0-

Preferred stock dividends                               (49,545)         -0-         (34,021)            -0-

Net (loss)                                    $      (1,474,709)  $   (51,608)    (2,341,237)       (295,367)

Net (loss) per share                               $     (0.35)    $   (0.04)         $(1.27)          $(.35)
Weighted average number of
Shares outstanding                                    4,214,396      1,459,667     1,840,550         855,046


The accompanying notes are an integral part of these financial statements.

OMNICOMM SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   For the three months ended      For the year ended
                                                             March 31                  December 31,
                                                        2000          1999          2000            1999
                                                            (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)                                      $   (1,474,709)    $ (51,608)      $(2,341,237)    $(295,367)
Adjustment to reconcile net loss to net cash
     Provided by (used in) operating activities
        Depreciation and amortization                   92,616        69,228           299,402       128,196
        Stock issued for services                          -0-           -0-           104,545           -0-
        Changes in operating assests and
                liabilities, net of
                Effects of acquisition of
                Education Navigator, Inc.(EdNav):
                Accounts receivable                        424       (58,924)           68,730       (37,157)
                Inventory                                3,997       (24,466)           (5,926)       (4,240)
                Due from placement agent                   -0-      (293,625)              -0-           -0-
                Prepaid expenses                       (57,260)          -0-               -0-           -0-
                Other assets                               -0-         7,500           (17,660)       (9,300)
                Accounts payable and
                  accrued expenses                      29,191      (103,725)           (1,997)      260,289
                Sales tax payable                         (641)      (33,822)          (38,018)       39,835
                Due to factoring agent                     -0-        38,376          (139,012)      139,012
Net cash provided by (used in) operating activities (1,406,382)     (451,066)       (2,071,173)      221,268

CASH FLOWS FROM INVESTING ACTIVITIES
        Equity investment in
          European Medical Networks                   (335,000)         -0-                -0-           -0-
        Purchase of WebIPA                               5,033          -0-                -0-           -0-
        Purchase of EdNav, net of cash acquired            -0-          -0-                -0-       (67,500)
        Purchase of property and equipment            (130,654)         -0-           (347,405)       (3,035)
Net cash provided by (used in) investing activities   (460,621)         -0-           (347,405)      (70,535)

CASH FLOWS FROM FINANCING ACTIVITIES
        Net proceeds from convertible notes                -0-      666,750            742,875           -0-
        Proceeds from the issuance of Preferred stock,
        Net of issuance costs                          789,250          -0-          3,022,843           -0-
        Payments on notes payable                          -0-     (130,000)          (267,500)     (130,000)
        Issuance of common stock                           -0-          -0-              3,250            63
        Payments from Stockholder                          -0-          -0-                -0-         7,500
Net cash provided by financing activities              789,250      536,750          3,501,468      (122,437)

Net increase (decrease) in cash and cash equivalents(1,077,753)      85,684          1,082,890        28,296
Cash and cash equivalents at beginning of period     1,127,263       44,373             44,373        16,077

Cash and cash equivalents at end of period         $    49,509   $  130,057          1,127,263        44,373

Supplemental disclosures of cash flow information:
        Cash paid during the period for:
             Income taxes                          $        0    $       0                 -0-           -0-
             Interest                              $   44,728    $   1,532              67,297         1,636



Non Cash Investing and Financing Transactions,  March 31, 2000
        Acquisition of all of the outstanding common
        Stock of WebIPA, Inc. during the quarter
        Ended March 31, 2000
                Assets acquired, fair value       $       5,033
                Cash acquired                             5,033
                Net cash paid for acquisition     $         -0-



The accompanying notes are an integral part of these financial statements.



OMNICOMM SYSTEMS, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD JANUARY 1, 1999 TO MARCH 31, 2000

                                               5% Series A Convertible                       Total
                  Common Stock     Additional  Preferred Stock        Retained               Shareholders
                   Number   $0.001 Paid in     Number                 Earnings  Subscription Equity
                   Of Shares Value Capital     of Shares   $0.00 Par  (Deficit) Receivable  (Deficit)
Balance as
January 1, 1999  1,343,000   $1,343$132,213         -                 $(311,407) $(952)      $(178,803)

Issuance of
Common Stock       250,000      250                                                                250

Issuance of Common
Stock for Services  84,400       86  56,050                                                     56,145

Issuance of Common
Stock              300,000      300   2,700                                                      3,000

Issuance of Common
Stock for Services  68,000       68  44,132                                                     44,200

Issuance of
Common Stock     1,296,666    1,297   2,903                                                      4,200

Issuance of
Preferred Stock, net
Of $134,590
Issuance Costs                                 4,117,500      3,872,843           (850,000)    3,022,843

Net Loss for the
Year Ended
December 31, 1999                                                      (2,341,237)            (2,341,237)


Balances at
December 31, 1999  3,344,066   3,344  238,007  4,117,500      3,872,843(2,652,644)(850,952)      610,598

Receipt of
Subscription
Receivable                                                                         850,000       850,000

Acquisition of
WebIPA, Inc.       1,200,000   1,200   3,833                                                       5,033

Issuance of
Preferred Stock                                 146,000        146,000                           146,000
Issuance costs                                                (206,750)                         (206,750)

Net (Loss) for the
Quarter Ended
March 31, 2000                                                         (1,474,709)             (1,474,709)

Balance at
March 31, 2000     4,544,066 $ 4,544 $241,840  4,263,500   $3,812,093  $(4,127,353)$ (952)      $(69,828)



The accompanying notes are an integral part of these financial statements.







NOTE 1:          ORGANIZATION AND NATURE OF OPERATIONS

OmniComm Systems, Inc. (the Company) was originally incorporated in Florida in February 1997. The Company provides internet based database applications that integrate significant components of the clinical trial process, including the collection, compilation and validation of data over the internet. The Company's primary products include TrialMaster(tm) and WebIPA.

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

CONSOLIDATION

The Company's accounts include those of its two wholly owned subsidiaries Omnicommerce and OmniTrial B.V. All significant intercompany transactions have been eliminated in consolidation.

ACCOUNTS RECEIVABLE

Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

EARNINGS PER SHARE

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. The diluted earnings per shared calculation is very similar to the previously fully diluted earnings per share calculation method. SFAS 128 became effective December 31, 1997.

Basic earnings per share were calculated using the weighted average number of shares outstanding of 4,214,396 and 1,459,667 at March 31, 2000 and 1999 respectively. There were no differences between basic and diluted earnings per share. Options to purchase 3,825,072 shares of common stock at prices ranging from $.25 to $3.50 per share were outstanding during both periods, but were not included in the computation of diluted earnings per share because the options have an anti-dilutive effect. The effect of the convertible debt and convertible preferred stock is anti-dilutive.

5% SERIES A CONVERTIBLE PREFERRED STOCK

During the year ended December 31, 1999, the Company designated 5,000,000 shares of its 10,000,000 authorized preferred shares as 5% Series A Convertible Preferred Stock. Each shares is convertible into common stock at $1.50 per shares. In the event of liquidation, these shareholders will be entitled to receive in preference to the holders of common stock an amount equal to their original purchase price plus all accrued but unpaid dividends. Dividends are payable at the rate of 5% per annum, payable semi-annually.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense for the quarters ended March 31, 2000 and 1999 was $82,733 and $1,254, respectively.

RECLASSIFICATIONS

Certain items from prior periods within the financial statements have been reclassified to conform to current period classifications.

INTANGIBLE ASSETS AND GOODWILL

Included in Intangible Assets are the following assets:

                                                March 31, 2000
                                                          Accumulated
                                          Cost            Amortization
Covenant not to compete               $120,000               $ 105,000
Software development costs              87,500                  51,042
Organization costs                         539                     405
Debt acquisition costs                 119,625                  29,906
                                      $327,664               $ 186,353


                                                December 31, 1999
                                                          Accumulated
                                          Cost            Amortization
Covenant not to compete                $120,000             $   90,000
Software development costs               87,500                 43,750
Organization costs                          539                    360
Debt acquisition costs                  119,625                 23,925
                                       $327,664              $ 158,035

        The covenant not to compete and the software development costs were acquired as a result of the acquisition of Education Navigator, Inc. (EdNav) on June 26, 1998. The covenant is for a two-year period and is being amortized ratably over that time. The software development costs were capitalized and are being amortized ratably over a three-year period, as that is the expected life of the various products.

During the first nine months of 1999, the Company issued
Convertible Notes totaling $862,500. The fees of $119,625 associated with these notes are being amortized ratably over the term of the notes, which is five years.

Included in Goodwill, as a result of the EdNav acquisition at March 31, 2000 and December 1999 is the cost of $475,665 and accumulated amortization of $277,471 and $237,833 respectively. The goodwill is being amortized ratably over a period of three years.



PROPERTY AND EQUIPMENT, AT COST

        Property and equipment consists of the following:

                                 March 31, 2000             December 31, 1999
                                           Accumulated            Accumulated
                               Cost       Depreciation    Cost    Depreciation
        Computer and
        Office equipment      $337,303        $78,335    $195,340     $30,146
        Computer software      182,823         11,067     167,220       1,034
        Office furniture        31,159          2,704      23,070       1,267
                              $551,284        $92,106    $385,630     $32,447

Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

Depreciation is calculated using the straight line method over the asset's estimated useful life, which is 5 years for equipment and furniture and 3 years for software.

Depreciation expense for the three months ended March 31, 2000 and 1999 was $24,660 and $1,840 respectively.

REVENUE RECOGNITION POLICY

The Company recognized sales, for both financial statement and tax purposes, when its products are shipped and when services are provided.

ESTIMATES IN FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.

Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized.
Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

STOCK OPTION PLAN

In 1998 the Company initiated a stock option plan. The Plan provides for granting Incentive Stock Options, Nonqualified Stock
Options, Stock Appreciation Rights, Restricted Stock Awards,
Phantom Stock Unit Awards and Performance Share Units.

During the second and third quarters of 1999, the Company issued 86,377 and 68,000, respectively, common shares to employees and advisors under its stock bonus arrangement. The Company adopted SFAS 123 to account for its stock based compensation plans. SFAS 123 defines the "fair value based method" of accounting for stock based compensation. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. In accordance with this method, the Company recognized expense of $56,145 and $44,200, respectively, during the second and third quarters of 1999.

NOTE 3:          OPERATIONS AND LIQUIDITY

The Company has incurred substantial losses in 1999 and 2000. Until such time that the Company's products and services can be successfully marketed the Company will continue to need to fulfill working capital requirements through the sale of stock and issuance of debt. The inability of the company to continue its operations, as a going concern would impact the recoverability and classification of recorded asset amounts.

The ability of the Company to continue in existence is dependent on its having sufficient financial resources to bring products and services to market for marketplace acceptance. As a result of its significant losses, negative cash flows from operations, and accumulated deficits for the periods ending March 31, 2000, there is doubt about the Company's ability to continue as a going concern.

Management believes that its current available working capital, anticipated contract revenues and subsequent sales of stock and or placement of debt instruments will be sufficient to meet its projected expenditures for a period of at least twelve months from March 31, 2000.

NOTE 4:          ACQUISITION

                 WebIPA, Inc. Acquisition

On February 9, 2000, the Company acquired WebIPA, Inc., a Florida corporation pursuant to an Agreement and Plan of Acquisition dated Januray 26, 2000. In consideration of receiving all of the issued and outstanding shares of WebIPA Inc., OmniComm issued 1,200,000 restricted shares of common stock to the shareholders of WebIPA Inc.

NOTE 5:          EQUITY INVESTMENT

European Medical Network (EMN) Investment

On March 20, 2000 the Company purchased a 25% interest in Medical Network AG EMN, a Swiss company. The purchase price for 25% of the current stock equity of EMN is $838,500 to be paid as follows:
Cash: US$645,000 paid as follows: March 20, 2000 - US$335,000,
April 20, 2000 - US$310,000; Stock: 41,883 shares of restricted common stock of the Company. Pursuant to the terms of the stock purchase agreement the shareholders of EMN entered into a shareholders agreement that provides for the Company having one board seat and the right to veto any sale of equity in excess of 49% of the total issued and outstanding equity of EMN.






NOTE 6:          NOTES PAYBLE

At March 31, 2000 the Company owed $177,500 to the selling
stockholders of Education Navigator.  The notes are payable over
two years and bear interest at 5.51% annually.   The amount
payable during fiscal 2000 is $177,500.

NOTE 7:          CONVERTIBLE NOTES

During the first quarter of 1999, the Company issued Convertible Notes Payable in the amount of $862,500 pursuant to a Confidential Private Placement Memorandum. There were costs of $119,625 associated with this offering. The Company also granted the agent the option to purchase 250,000 common shares at $.001. The agent exercised the option. The net proceeds to the Company were $742,875. The notes bear interest at ten percent annually, payable semi-annually. The notes are convertible after maturity, which is five years, into shares of common stock of the Company at $1.25 per share, including registration rights.

NOTE 8:          COMMIMENTS AND CONTINGENCIES

The Company currently leases office space requiring minimum annual base rental payments for the fiscal periods shown as follows:

                 2000     $150,327
                 2001      142,735
                 2002      153,547
                 2003      111,465
                 2004       95,964
            Total         $654,038

In addition, to annual base rental payments, the company must pay an annual escalation for operating expenses as determined in the lease.

NOTE 9:          RELATED PARTY TRANSACTIONS

The Company was owed $3,406 and $3,406 at March 31, 2000 and
December 31, 1999, respectively, from a shareholder.  The amount
is payable on demand.   The interest rate is 6% annually.

NOTE 10:         POSTRETIREMENT EMPLOYEE BENEFITS

The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (post-retirement). Therefore, no provision is required under SFAS's 106 or 112.

NOTE 11:         INTERIM FINANCIAL REPORTING

The unaudited financial statements of the Company for the period from January 1, 2000 to March 31, 2000 and January 1, 1999 to March 31, 1999 have been prepared by management from the books and records of the Company, and reflect, in the opinion of management, all adjustments necessary for a fair presentation of the financial position and operations of the Company as of the period indicated herein, and are of a normal recurring nature.